Notice to the Oslo Stock Exchange

ORKLA

RECEIVED

2004 DEC -6 P 2:10

OFFICE OF INTERNATIONAL CORPORATE FINANCE

P.O.Box 423 Skøyen, N-0213 Oslo, Norway
Telephone: +47-22 54 40 00
Telefax: +47-22 54 44 90
www.orkla.com

Ref.:
Ellen W. Ronæss, Manager, Shareholder Services, Tel.: +47 2254
Øysten M. Ore, Investor Relations, Tel: +47 22544458

04046791

Date: 25 November 2004

SUPPL

ORK – Trade subject to notification

On 24 November 2004, Orkla exercised 20,000 options at a strikeprice of NOK 135. These options were exercised by Managing Director Per A. Sørlie, Borregaard.

Moreover Per A. Sørlie has sold 20,000 shares at NOK 185,36. Sørlie's total holdings after these transactions are 22,500 options and 5,600 shares in Orkla ASA.

A total of 1,827,013 options have currently been issued. Moreover, Orkla has an exposure through a cash-settled financial derivative of 450,000 underlying shares in the hedge position related to the remaining part of the cash bonus programme.

Orkla currently holds 6,754,679 shares.

PROCESSED
DEC 22 2004
THOMSON FINANCIAL

Notice to The Oslo Stock Exchange

ORKLA

P.O.Box 423 Skøyen, N-0213 Oslo, Norway
Telephone: +47-22 54 40 00
Telefax: +47-22 54 44 90
www.orkla.com

Ref.: Ellen W. Ronæss, Manager, Shareholder Services, Tel.: +47 2254 4430

Date: 26.11.04

ORK - Trade subject to notification – Shares for employees 2004

All employees in Norway, Denmark, Finland, Sweden, Austria, Switzerland, Poland and the USA are offered 40 or 100 Orkla shares at a price of NOK 180, minus a 20% discount. This programme was introduced in 1999. The offer was valid from 15 November to 25 November 2004.

The following primary insiders have bought 100 shares in Orkla at NOK 144.00 on the 25 November 2004:

Corporate Director Legal Affairs Karl Otto Tveter, Orkla ASA, increases his holding to 1,100 shares and 24,667 options in Orkla ASA.
Director Gunnar Vikstrøm, Borregaard, increases his holding to 4,200 shares and 5,000 options in Orkla ASA.
Managing Director Jan Lindh, Orkla Media, increases his total holding to 33,028 shares and 7,500 options in Orkla ASA.
Managing Director Mikael Aru, Procordia Food, increases his holding to 200 shares and 6,000 options in Orkla ASA.